Exhibit 4.3

C&J ENERGY SERVICES, INC.

2012 LONG-TERM INCENTIVE PLAN

NON-STATUTORY STOCK OPTION AGREEMENT

(with Limited Covenants)

Date of Grant:	June 19, 2012

Name of Optionee:

Number of Shares Subject to the Option:	Shares of Common Stock

Option Price
(Price Per Share):	$18.89 per Share, the Fair Market Value of the Shares as of the Date of Grant as determined in accordance with the C&J Energy Services, Inc. 2012 Long-Term Incentive Plan, as may be amended from time to time (the “Plan”).

Expiration Date:	10 year anniversary of the Date of Grant

Vesting Schedule:	June 13, 2012 [Number of Shares] June 14, 2012 [Number of Shares] June 15, 2012 [Number of Shares]

C&J Energy Services, Inc. (the “Company”), a Delaware corporation, hereby awards to the Optionee (the “Optionee”) an option (the “Option”) to purchase from the Company, for the Option Price set forth above, the number of Shares of Common Stock of the Company (“Shares”) set forth above, pursuant to the Plan. The Option is subject to the terms of this Non-Statutory Stock Option Agreement (the “Agreement”) and the Plan, and shall be subject to the execution and return of this Agreement by the Optionee to the Company within 30 days of the date hereof (including by utilizing an electronic signature and/or web-based approval and notice process or any other process as may be authorized by the Company). This Option is a non-qualified stock option and is not intended by the parties hereto to be, and shall not be treated as, an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Capitalized terms used but not defined in this Agreement shall have the meaning attributed to such terms under the Plan, unless the context requires otherwise. By executing this Agreement, the Optionee acknowledges that his or her agreement to the covenants set forth in Section 7 is a material inducement to the Company in granting this Award to the Optionee.

The terms and conditions of the Option granted hereby, to the extent not controlled by the terms and conditions contained in the Plan, are as follows:

1. No Right to Continued Employee Status or Consultant Service

Nothing contained in this Agreement shall confer upon the Optionee the right to the continuation of his or her Employee status, or, in the case of a Consultant, to the continuation of his or her service arrangement, or in either case to interfere with the right of the Company or any of its Subsidiaries or other Affiliates to terminate the Optionee’s Business Relationship (as defined in Section 7).

2. Term of Option

As a general matter, the Option will expire on the Expiration Date set forth above and be deemed to have been forfeited by the Optionee. As provided below, the Optionee’s right to exercise the Option may expire prior to the Expiration Date if the Optionee’s Business Relationship Terminates, including in the event of the Optionee’s Disability or death. This Agreement shall remain in effect until the Option has fully vested and been exercised or any unexercised portion thereof has been forfeited by the Optionee as provided in this Agreement. No portion of this Option shall be exercisable after the Expiration Date, or such earlier date as may be applicable, except as provided herein.

3. Vesting of Option

Except as otherwise provided in Section 6 of this Agreement, if the Optionee continuously maintains his or her Business Relationship from the Date of Grant, then the Option shall vest and become exercisable in the numbers and on the dates specified in the Vesting Schedule set forth above. Except as otherwise provided in this Agreement or as otherwise determined by the Committee, if the Optionee’s Business Relationship Terminates for any reason prior to the Vesting Dates set forth above, the portion of the Option that has not previously vested as of such date shall terminate upon such Termination and be deemed to have been forfeited by the Optionee.

4. Exercise

Prior to the Expiration Date and at any time during the Optionee’s Business Relationship, the Optionee may exercise all or a portion of the Option, to the extent vested, by giving notice in the form, to the person, and using the administrative method and the exercise procedures established by the Committee from time to time (including any procedures utilizing an electronic signature and/or web-based approval and notice process), specifying the number of Shares to be acquired. The Optionee’s right to exercise the vested portion of the Option following the date that the Optionee’s Business Relationship Terminates will depend on the reason for such Termination, as described in Sections 5 and 6, below.

The Optionee must pay to the Company at the time of exercise the amount of the Option Price for the number of Shares covered by the notice to exercise (“Aggregate Option Price”). The Aggregate Option Price for any Shares purchased pursuant to the exercise of an Option shall be paid in any or any combination of the following forms: (x) cash or its equivalent (e.g., a check); or (y) if permitted by the Committee, the transfer, either actually or by attestation, to the Company of Shares that have been held by the Optionee for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Committee; or (z) in the form of other property as determined by the Committee. Any Shares transferred to the Company as payment of the exercise price under an Option shall be valued at their Fair Market Value on the last business day preceding the date of exercise of such Option. In addition, (x) at the discretion of the Committee at the time of exercise, the Optionee may provide for the payment of the Aggregate Option Price through Share withholding as a result of which the number of Shares issued upon exercise of an Option would be reduced by a number of Shares having a Fair Market Value equal to the Aggregate Option Price and (y) Options may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures that are, from time to time, deemed acceptable by the Committee. If requested by the Committee, the Optionee shall deliver this Agreement to the Company, which shall endorse thereon a notation of such exercise and return such Agreement to the Optionee. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares.

5. Termination of Service

If the Optionee incurs a Termination for any reason, whether voluntarily or involuntarily, without Cause, other than as a result of the Optionee’s death or Disability, then the portion of this Option that has previously vested but has not been exercised shall terminate at the end of the day that is ninety (90) days following the date of Termination of the Optionee’s Business Relationship. If the Optionee incurs a Termination for Cause, then this Option and all rights attached hereto shall be forfeited and terminate immediately upon the effective date of such Termination for Cause.

6. Death or Disability of the Optionee

Upon the Optionee’s Termination by reason of Disability or death prior to the Vesting Dates set forth above, the portion of the Option that would have vested on the next applicable Vesting Date shall immediately vest as of the date of such Termination.

Upon the Optionee’s Termination by reason of Disability, the vested portion of the Option shall remain exercisable until the first to occur of (a) the end of the day that is one (1) year after the date of the Optionee’s Termination for Disability or (b) the Expiration Date of the Option. If the Optionee incurs a Termination by reason of death, then, the vested portion of the Option shall remain exercisable until the end of the day that is one (1) year after the date of the Optionee’s death, even if such period extends past the Expiration Date. Until such termination of the Option, the vested portion of the Option may, to the extent that this Option has not previously been exercised by the Optionee, be exercised by the Optionee in the case of his or her Disability, or, in the case of death, by the Optionee’s personal representative or the person entitled to the Optionee’s rights under this Agreement.

7. Prohibited Activities

The Optionee acknowledges and agrees that this Agreement gives rise to an expectation by the Company that the Optionee, as the recipient of the right to purchase the equity securities of the Company and ancillary to the agreement to provide the Optionee with the Confidential Information during the period of his or her Business Relationship with the Company, will not interfere or otherwise damage the Company Business, either during the Optionee’s Business Relationship with the Company or thereafter. In order to further the Company’s interest in granting this Option and entering into this Agreement, and protect and enforce the Company’s interest in the Optionee’s agreements herein not to interfere or take actions which might be expected to damage the Company Business, the Optionee agrees to the following covenants:

(a)	No Sale or Transfer. Unless otherwise required by law, this Option shall not be (x) sold, transferred or otherwise disposed of, (y) pledged or otherwise hypothecated or (z) subject to attachment, execution or levy of any kind, other than by will or by the laws of descent or distribution; provided, however, that any transferred Option will be subject to all of the same terms and conditions as provided in the Plan and this Agreement and the Optionee’s estate or beneficiary appointed in accordance with the Plan will remain liable for any withholding tax that may be imposed by any federal, state or local tax authority.

(b)	Prohibition against Certain Activities. The Optionee agrees that the Optionee will not at any time: (x) disclose or furnish to any other Person or use for the Optionee’s own or any other Person’s account any Confidential or Proprietary Information (other than in the course of the Optionee’s service to the Company or any Subsidiary or other Affiliate, if the Optionee is an Employee, or Director of, or Consultant to the Company or any Subsidiary or other Affiliate) except for Permitted Disclosures (a “Prohibited Disclosure or Use”), or (y) commit a breach of the provisions of Section 7(a) (a “Prohibited Transfer”), or (z) make any statement that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules, disparages or is otherwise derogatory of the Company or any Subsidiary or other Affiliate, or any employee, officer, director, member or stockholder of any of them (a “Prohibited Disparagement”).

(c)	Return of Property. Upon the Optionee’s Termination for whatever reason, or upon request of the Company or any Subsidiary or other Affiliate prior to the Optionee’s Termination, the Optionee shall promptly deliver to the requesting entity all materials, documents and other property of the Company or any Subsidiary or other Affiliate, including originals and copies of all documents and records (both paper and electronic), computer hardware and software programs, computer files, media, equipment and other materials containing any of the Company’s, Subsidiary’s, Affiliate’s or any Customer’s Confidential Information or any summaries, extracts or derivative works thereof. Such property includes but is not limited to any Confidential Information and any of the Company’s, Subsidiary’s or Affiliate’s tools of trade.

(d)	Right to Terminate Option and Recovery. The Optionee understands and agrees that the Company has granted this Option to the Optionee to reward the Optionee for the Optionee’s future efforts and loyalty to the Company, its Subsidiaries and other Affiliates by giving the Optionee the opportunity to participate in the potential future appreciation of the Company. Accordingly, if (v) the Optionee engages in any Prohibited Disclosure or Use or breaches or violates the Optionee’s obligations relating to the non-disclosure or non-use of confidential or proprietary information under any Restrictive Agreement to which the Optionee is a party, or (w) the Optionee engages in any Prohibited Disparagement or breaches or violates the Optionee’s obligations relating to non-disparagement under any Restrictive Agreement to which the Optionee is a party, or (x) the Optionee engages in any Prohibited Transfer, or (y) the Optionee is Terminated for Cause, or (z) the Optionee violates Section 7 hereof, (collectively items (v) – (z), “Prohibited Actions”) then, subject to Section 7(d)(iii) below, in addition to any other rights and remedies available to the Company, the Company shall be entitled, at its option, exercisable by written notice (the date of such notice the “Forfeiture Notice Date”) to take any the following actions:

(i)	The Company may terminate this Option, or any unexercised portion thereof (for the avoidance of doubt, including any portion of the Option that has vested as of such date), which shall be of no further force and effect; and

(ii)	If such Prohibited Action occurs during the period of the Optionee’s Business Relationship or within two (2) years following the Optionee’s Termination, the Company may recover from the Optionee, and the Optionee shall pay over to the Company, with respect to any Shares acquired pursuant to the exercise of the Option during the period of two (2) years prior to the earlier of the occurrence of the Prohibited Action or the expiration of the exercise period in connection with the Optionee’s Termination, the following: (A) with respect to any such Shares that the Optionee continues to own as of the Forfeiture Notice Date, an amount equal to the difference between the aggregate Fair Market Value of such Shares on the Forfeiture Notice Date and the Aggregate Option Price paid to acquire such Shares; and (B) with respect to any such Shares that the Optionee no longer owns as of the Forfeiture Notice Date, an amount equal to either (x) if such Shares were disposed of in an open market transaction, the proceeds received from the disposition of such Shares over the Aggregate Option Price paid to acquire such Shares; or (y) if such Shares were disposed of other than in an open market transaction, the aggregate Fair Market Value of such Shares as of the Forfeiture Notice Date over the Aggregate Option Price paid to acquire such shares. If the Optionee does not pay such amount over to the Company within twenty (20) days of demand, such amount shall thereafter bear interest at the maximum rate permitted by law and the Optionee shall be liable for all of the Company’s costs of collection, including but not limited to, reasonable legal fees.

(iii)	Notwithstanding anything to the contrary, in the event that a Change of Control has occurred and the Optionee is Terminated without Cause in the twelve (12) months following the Change of Control, the Company may take the actions set forth in Sections 7(d)(i) and (ii) only if the Optionee engages in any Prohibited Disclosure or Use or breaches or violates the Optionee’s obligations relating to the non-disclosure or non-use of confidential or proprietary information under any Restrictive Agreement to which the Optionee is a party.

(e)	Other Remedies. The Optionee specifically acknowledges and agrees that the remedy at law for any breach of this Section 7 will be inadequate and that the Company, in addition to any other relief available to it, shall be entitled at the discretion of the Board to seek temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever. In the event that the provisions of this Section 7 should ever be deemed to exceed the limitation provided by applicable law, then the Optionee and the Company agree that such provisions shall be reformed to set forth the maximum limitations permitted.

(f)	Certain Definitions. For purposes of this Agreement, the following terms shall have the meaning set forth below:

(i)	“Business Relationship” shall mean service to the Company or any Subsidiary or other Affiliate, or a corporation or parent or subsidiary of such corporation assuming or substituting a new option for this Option, in the capacity of an Employee, Director or Consultant, as applicable. Without limiting the scope of the preceding sentence, it is expressly provided that the Optionee’s Business Relationship shall be considered to have Terminated at the time of the termination of the “Subsidiary” or “Affiliate” status under the Plan of the entity or other organization that employs the Optionee or to which the Optionee provides services as a Consultant. Any question as to whether and when there has been a Termination of the Optionee’s Business Relationship, and the cause of such Termination, shall be determined by the Committee and its determination shall be final.

(ii)	“Confidential or Proprietary Information” shall mean shall mean confidential, competitively valuable and/or proprietary information of the Company, its Subsidiaries and other Affiliates and/or its and their Customers (including without limitation all intangible, trade secret and/or “intellectual property” of the Company, its Subsidiaries and other Affiliates), and all copies, summaries, extracts or derivative works thereof, whether developed prior to the date hereof or hereafter, and whether with the assistance of the Optionee or otherwise. Without limiting the foregoing, Confidential Information shall be deemed to include (u) the Company’s, its Subsidiary’s and other Affiliate’s proprietary computer software, databases and lists of Customer, prospects, candidates, and employees; employee applications; skills inventory sheets and similar summaries of employee qualifications as well as employee compensation; Customer ordering habits, billing rates, buying preferences, and short term needs; sales reports and analysis; (v) employee reports and analysis; Customer job orders and profit margin data; businesses processes, methods of operation and sales techniques; (w) statistical information regarding the Company, its Subsidiaries and other Affiliates; (x) financial information of the Company, its Subsidiaries, other Affiliates and its and their Customers that is not publicly available; (y) specially negotiated terms and pricing with vendors and Customers; and (z) research and development, business projects, strategic business plans, and strategies; products and solution services offered to Customers.

(iii)	“Customer” shall mean anyone who is a Customer of the Company, any Subsidiary or other Affiliate within the Restricted Area during the period of the Optionee’s Business Relationship and as of the Optionee’s Termination.

(iv)	“Permitted Disclosures” shall mean the disclosure of Confidential or Proprietary Information (x) made with the prior written consent by the Board, or (y) required to be made by law or legal process.

(v)	“Restricted Area” shall mean those geographic areas where the Company or any Subsidiary and other Affiliate conducts the Company Business during the term of the Optionee’s Business Relationship and, as of the Optionee’s Termination, any additional areas in which the Company, or any Subsidiary or other Affiliate has taken material substantive steps in preparation to conduct the Company Business and of which the Optionee is aware during the term of the Optionee’s Business Relationship. Without limiting the foregoing, the Restricted Area shall include the States of Arkansas, Colorado, Idaho, Kansas, Mississippi, Montana, North Dakota, Ohio, Oklahoma, Pennsylvania, Texas, Utah, West Virginia, and Wyoming, and, in the State of Louisiana, the following parishes and counties Bienville, Bossier, Caddo, Caldwell, Claiborne, DeSoto, Harrison, Jackson, Lincoln, Natchitoches, Red River, Sabine, St. Helena, Webster, and Winn.

(vi)	“Restrictive Agreement” shall mean any agreement, including this Agreement, between the Company or any Subsidiary or other Affiliate, and the Optionee that contains non-competition, non-solicitation, non-hire, non-disparagement, or confidentiality restrictions applicable to the Optionee.

8. No Rights as Stockholder

The Optionee shall have no rights as a stockholder with respect to the Shares covered by any exercise of this Option until the effective date of issuance of the Shares and the entry of the Optionee’s name as a shareholder of record on the books of the Company following exercise of this Option.

9. Taxation Upon Exercise of Option; Tax Withholding

The Optionee understands that, upon exercise of this Option, the Optionee will recognize income, for Federal, state and local income tax purposes, as applicable, in an amount equal to the amount by which the Fair Market Value of the Shares, determined as of the date of exercise, exceeds the Option Price. The acceptance of the Shares by the Optionee shall constitute an agreement by the Optionee to report such income in accordance with then applicable law and to cooperate with Company and its subsidiaries in establishing the amount of such income and corresponding deduction to the Company and/or its subsidiaries for its income tax purposes.

The Optionee is responsible for all tax obligations that arise as a result of the exercise of the Option. The Company may withhold from any amount payable to the Optionee an amount sufficient to cover any Federal, state or local withholding taxes which may become required with respect to such exercise or take any other action it deems necessary to satisfy any income or other tax withholding requirements as a result of the exercise the Option. The Company shall have the right to require the payment of any such taxes and require that the Optionee, or the Optionee’s beneficiary, to furnish information deemed necessary by the Company to meet any tax reporting obligation as a condition to exercise or before the issuance any Shares pursuant to the Option. The Committee, in its discretion, may allow the Optionee, to pay his or her withholding tax obligation in connection with the exercise of the Option, by (x) making a cash payment to the Company, (y) having withheld a portion of the Shares then issuable to him or her upon exercise of the Option or (z) surrendering Shares owned by the Participant prior to the exercise of the Award, in each case having an aggregate Fair Market Value equal to the withholding taxes.

10. Securities Laws; Tolling of Exercise Period Expiration

(a) Upon the acquisition of any Shares pursuant to the exercise of the Option, the Optionee will make such written representations, warranties, and agreements as the Committee may reasonably request in order to comply with securities laws or with this Agreement. Optionee hereby agrees not to offer, sell or otherwise attempt to dispose of any Shares issued to the Optionee upon exercise of the Option in any way which would: (x) require the Company to file any registration statement with the Securities and Exchange Commission (or any similar filing under state law or the laws of any other county) or to amend or supplement any such filing or (y) violate or cause the Company to violate the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, or any Federal, state or local law, or the laws of any other country. The Company reserves the right to place restrictions on any Shares you may receive as a result of the exercise of the Option.

(b) Notwithstanding any provision contained in this Agreement or the Plan to the contrary, (i) if, following the Optionee’s Termination, all or a portion of the exercise period applicable to the Option occurs during a time when the Optionee cannot exercise the Option without violating (w) an applicable Federal, state or local law, (x) the rules related to a blackout period declared by the Company, (y) any agreed to lock-up arrangement, or (z) other similar circumstance, in each case, the exercise period applicable to the Option will be tolled for the number of days that such prohibitions or restrictions apply, such that the exercise period will be extended by the same number of days as were subject to the prohibitions or restrictions; provided, however, that the exercise period may not be extended due to such tolling past the Expiration Date of the Option as set forth above; and (ii) if, during the period of the Optionee’s Business Relationship or following the Optionee’s Termination, the Expiration Date is set to occur during a time that the Optionee cannot exercise the Option without violating an applicable Federal, state or local law (and the Option has not previously been exercised or otherwise terminated), the exercise period will be tolled until such time as the violation would no longer apply; provided, however, that the exercise period applicable to the Option in this event will be fifteen (15) days from the date such potential violation is longer applicable.

11. Modification, Extension and Renewal of Options

This Agreement may not be modified, amended, terminated and no provision hereof may be waived in whole or in part except by a written agreement signed by the Company and the Optionee and no modification shall, without the consent of the Optionee, alter to the Optionee’s detriment or impair any rights of the Optionee under this Agreement except to the extent permitted under the Plan; provided, however, that notwithstanding the foregoing, in the event of a Change in Control, the Board of Directors or Committee may, without the consent of the Optionee, terminate the Agreement in accordance with the plan termination rules of Section 409A of the Code.

12. Notices

Unless otherwise provided herein, any notices or other communication given or made pursuant to this Agreement or the Plan shall be in writing and shall be deemed to have been duly given (i) as of the date delivered, if personally delivered (including receipted courier service) or overnight delivery service, with confirmation of receipt; (ii) on the date the delivering party receives confirmation, if delivered by facsimile to the number indicated or by email to the address indicated or through an electronic administrative system designated by the Company; (iii) one (1) business day after being sent by reputable commercial overnight delivery service courier, with confirmation of receipt; or (iv) three (3) business days after being mailed by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

(a)	If to the Company at the address below:

C&J Energy Services, Inc.

10375 Richmond Avenue, Suite 2000

Houston, Texas 77042

Attn: General Counsel

Facsimile: 713-260-9900

Email:

(b)	If to the Optionee, at the most recent address, facsimile number or email contained in the Company’s records.

13. Agreement Subject to Plan and Applicable Law

This Option is made pursuant to the Plan and shall be interpreted to comply therewith. A copy of the Plan is attached hereto. Any provision of this Option inconsistent with the Plan shall be considered void and replaced with the applicable provision of the Plan. The Plan shall control in the event there shall be any conflict between the Plan and this Agreement, and it shall control as to any matters not contained in this Agreement. The Committee shall have authority to make constructions of this Agreement, and to correct any defect or supply any omission or reconcile any inconsistency in this Agreement, and to prescribe rules and regulations relating to the administration of this Award and other Awards granted under the Plan.

This Option shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof, and subject to the exclusive jurisdiction of the courts therein. The Optionee hereby consents to personal jurisdiction in any action brought in any court, federal or state, within the State of Texas having subject matter jurisdiction in the matter.

14. Headings and Capitalized Terms

Unless otherwise provided herein, capitalized terms used herein that are defined in the Plan and not defined herein shall have the meanings set forth in the Plan. Headings are for convenience only and are not deemed to be part of this Agreement. Unless otherwise indicated, any reference to a Section herein is a reference to a Section of this Agreement.

15. Severability and Reformation

If any provision of this Agreement shall be determined by a court of law to be unenforceable for any reason, such unenforceability shall not affect the enforceability of any of the remaining provisions hereof; and this Agreement, to the fullest extent lawful, shall be reformed and construed as if such unenforceable provision, or part thereof, had never been contained herein, and such provision or part thereof shall be reformed or construed so that it would be enforceable to the maximum extent legally possible.

16. Binding Effect

This Agreement shall be binding upon the parties hereto, together with their personal executors, administrator, successors, personal representatives, heirs and permitted assigns.

17. Entire Agreement

This Agreement supersedes all prior written and oral agreements and understandings among the parties as to its subject matter and constitutes the entire agreement of the parties with respect to the subject matter hereof, except to the extent that the Plan may be considered to address the subject matter hereof. If there is any conflict between this Agreement and the Plan, then the applicable terms of the Plan shall govern.

18. Waiver

Waiver by any party of any breach of this Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right whether or not of the same or a similar nature. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such rights continues.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Option as of the date first above written.

C&J ENERGY SERVICES, INC.

By:

Name:

Title:

Optionee:

By:

Name:

SSN#:

Home Address:

Phone:

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